

Mail Stop 3030

September 16, 2016

Via E-mail
Xiaofeng Peng
Chairman and Chief Executive Officer
SPI Energy Co., Ltd.
7F/A Block, 1st Building, Jinqi Plaza
No. 2145 Jinshajiang Road, Putuo District
Shanghai, P.R. China

> **Re:** **SPI Energy Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed May 17, 2016**
> **File No. 001-37678**

Dear Mr. Peng:

We have reviewed your August 12, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

1.   We note your response to comment 8 and we await your amended Form 20-F which will include the financial statements for fiscal 2013. Please also include the revisions discussed in your responses to comments 9, 10, 16, 18, 19, and 21.

Note 2. Summary of Significant Accounting Policies

(h) Accounts Receivables and Allowance for Doubtful Accounts, page F-15

2. We note your response to comments 11, 17 and 18 which indicate that it is not uncommon for your PRC customers to obtain long-term financing to operate power plants and that these customers might not intend to make full settlement of their receivables until they have obtained such financing. Please tell us how you considered this factor, in concluding that collectability of these receivables was reasonably assured and that you should continue to recognize revenue from these customers using the accrual method of accounting.

3. As a related matter, to the extent you are aware that the payment practices of your customers are reasonably likely to have a material effect on your net sales, operating (loss) income, liquidity or capital resources, in future filings please revise the Operating and Financial Review and Prospects sections of the filing to discuss these trends. Refer to Item 5(D) of Form 20-F.

(v) Advertising, page F-22

4. We note your response and proposed disclosures in response to comment 14. It is unclear from your proposed disclosures if you are expensing advertising costs as incurred or deferring those costs until the advertising takes place. Refer to ASC 720-35-25-1, which indicates that your accounting policy should be applied consistently to similar kinds of advertising activities. Please clarify how you are accounting for the costs of advertising. To the extent you are using both alternatives specified in ASC 720-35-25-1, please clarify the circumstances under which you use each alternative. Also please tell us how you considered ASC 720-35-25-6.

Note 22 – Stockholders' Equity

(c) Statutory reserve, page F-43

5. We note your response to comment 20. Please provide us with your calculation of restricted net assets as of December 31, 2015 and 2014, as calculated under Rules 4-08(e)(3) and 5-04 of Regulation S-X. Additionally, please revise this note in your amended Form 20-F to disclose the correct restricted net asset total.

Note 29 – Segment information, page F-52

6. We note from your response to comment 22 that you determined that your chairman is your CODM based on the management reporting structure including the positions that report directly to the chairman and other levels of management directly reporting to the direct reports of the chairman. Please provide us with an organizational chart of your

management structure showing all direct reports of your chairman and other levels of management directly reporting to the direct reports of the chairman. Tell us the roles and responsibilities of the each of the direct reports to the Chairman.

7.   Given the statement in your response that the chairman currently mainly works on the development of the liquidity plan, and that the Board is focused on capital raising, explain to us why you concluded that the chairman is the chief operating decision maker based on the guidance in ASC 280-10-50-5. In this regard, please explain to us the process by which people in your organization regularly discuss and review operating activities, financial results, forecasts, or operating plans for each segment. Tell us the positions involved in this process and their responsibilities. Tell us how the information is organized and what it includes. Refer to ASC 280-10-50-1 through 50-9.

8.   Please tell us the operating data that the chairman regularly requests and uses for purposes of allocating resources and assessing performance of the business. Specifically tell us how the chairman considers information relating to product sales by the Solar Juice subsidiary in allocating resources between the project and product based operations.

9.   We note from your response to comment 23 that the revenue earned from trading revenue of PV solar systems relates to your subsidiary Solar Juice Pty Ltd., in Australia, and its principal activities are the distribution of solar photovoltaic panels, solar inverters and other components of PV solar systems. Please tell us why you refer to this as trading revenue and not product sales. We note that word trading is defined in the FASB master glossary as an activity involving selling securities.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Timothy Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

cc: Jamie Zhang
        General Counsel